

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 6010

December 12, 2007

Jan Johannesssen
Chief Financial Officer
Lattice Semiconductor Corporation
5555 NE Moore Court
Hillsboro, OR 97124

> **Re: Lattice Semiconductor Corporation**
> **Form 10-K for the Fiscal-Year ended December 30, 2006**
> **Filed March 9, 2007**
> **File No. 000-18032**

Dear Mr. Johannessen:

    We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                        Sincerely,

                                        Martin James
                                        Senior Assistant Chief Accountant